January 11, 2005

Securities and Exchange Commission
Washington, D.C. 20549

                              Re: Filing Withdrawal

         Claymore Securities, Inc. ("Claymore") serves as the sponsor and depositor of the Claymore Unit Investment Trusts. On January 6, 2005, Claymore filed an initial Registration Statement on Form S-6 for Claymore Unit Investment Trust, Series 209 (the "Trust"). However, the filing contained the wrong CIK number for the Trust. Actually, the CIK number provided was for Claymore Unit Investment Trust, Series 206, a trust that is currently effective and being offered to the public. Accordingly, please disregard the S-6 filing completed on January 6, 2005 for CIK 0001308305 for accession number 0000891804-05-000056, file number 333-121875.

         Thank you for your time and understanding in this matter.


                                                                  Brian K. Smith
                                               Assistant Vice President, Trading
                                                       Claymore Securities, Inc.
                                                       2455 Corporate West Drive
                                                                 Lisle, IL 60532
                                                                    630.505.3709